
07005087

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

10
3/22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8-65342

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brown Advisory Securities, LLC



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH. D.C.
210
SECTION

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 South Bond Street Suite 400

(No. and Street)

Baltimore (City) MD (State) 21231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill 410-537-5414
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 South Calvert Street Baltimore Maryland 21202

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

10
3/27

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D.M. Churchill
David M. Churchill

Karen L. Shirey
Notary Public


KAREN L. SHIREY
COMMISSION EXPIRES
5-1-2010
HARFORD COUNTY, MD.
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Member's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control
	(p)	Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statements of financial condition of Brown Advisory Securities, LLC as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 (g) to the financial statements, effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payment.*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

February 28, 2007

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2006 and 2005

(In thousands)

Assets		**2006**	**2005**
Cash and cash equivalents	$	1,885	1,006
Receivable from clearing organization		1,263	1,073
Prepaid expenses and other assets		281	258
Investment securities at market value (note 3)		1,030	1,001
Deferred tax asset (note 9)		60	—
Deposits with clearing organization (note 4)		100	107
	$	4,619	3,445
Liabilities and Member's Equity			
Accrued compensation	$	1,792	1,553
Payable to clearing organization		77	83
Payable to Brown Investment Advisory & Trust Company (note 7)		352	124
Accrued expenses and other payables		233	124
Total liabilities		2,454	1,884
Member's equity		2,165	1,561
	$	4,619	3,445

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Years ended December 31, 2006 and 2005

(In thousands)

		2006	2005
Revenues:			
Asset based fees	$	10,454	7,231
Commissions		5,802	5,884
Interest		692	640
Investment income, including realized and unrealized gains/ (losses) of $17 and ($13) in 2006 and 2005, respectively		118	49
Other		33	59
		17,099	13,863
Operating expenses:			
Employee compensation and benefits		14,095	11,739
Service bureau		806	797
Occupancy and equipment		655	548
Communications		224	205
Other		1,082	916
		16,862	14,205
Income/(loss) before income taxes		237	(342)
Income tax expense (note 9)		47	—
Net income/(loss)	$	190	(342)

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2006 and 2005

(In thousands)

		Capital contributions	Cumulative deficit	Total member's equity
Balance at December 31, 2004	$	6,186	(4,683)	1,503
Capital contributions		400	—	400
Net loss		—	(342)	(342)
Balance at December 31, 2005		6,586	(5,025)	1,561
Capital contributions		414	—	414
Net income		—	190	190
Balance at December 31, 2006	$	7,000	(4,835)	2,165

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2006 and 2005

(In thousands)

		2006	2005
Cash flows from operating activities:			
Net income/(loss)	$	190	(342)
Adjustments to reconcile net income/(loss) to net cash provided/ (used) by operating activities:			
Realized and unrealized (gains)/losses on investment securities		(17)	13
Changes in operating assets and liabilities:			
Receivable from clearing organization, net		(196)	(212)
Prepaid expenses and other assets		(23)	(59)
Deferred tax asset		(60)	—
Accrued compensation		239	309
Payable to Brown Investment Advisory & Trust Company, net		228	277
Accrued expenses and other payables		109	(11)
Net cash provided/(used) by operating activities		470	(25)
Cash flows from investing activities:			
Changes in deposits with clearing organization		7	(5)
Net purchases of investment securities		(12)	(1,014)
Net cash used in investing activities		(5)	(1,019)
Cash flows provided by financing activity - member's capital contributions		414	400
Net increase/(decrease) in cash and cash equivalents		879	(644)
Cash and cash equivalents at the beginning of year		1,006	1,650
Cash and cash equivalents at the end of year	$	1,885	1,006

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Notes to Financial Statements

December 31, 2006 and 2005

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered under the Securities Exchange Act of 1934. The Company's sole member is Brown Advisory Holdings Incorporated (Holdings). The Company became a member of the National Association of Securities Dealers, Inc. on September 3, 2002.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(b) Asset Based Fees

Asset based fees are generally based on the market value of the assets under management and are determined on a quarterly basis.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at amortized cost which approximates market value.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(e) Income Taxes

The Company is included in the federal and state income tax returns filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(f) ***Investments***

Marketable securities are carried at market value, and securities not readily marketable are carried at fair value as determined by management.

(g) ***Stock-Based Compensation***

Prior to 2006 the Company applied the intrinsic value method in accounting for issuance of options to purchase Holdings' stock and because the exercise prices for all options issued approximated market value at the date of grant, no compensation cost was recognized in the Company's financial statements.

Effective January 1, 2006 the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payment* (Statement 123R). Statement 123R requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. The Company adopted Statement 123R under the modified prospective method of application. Under this method, the Company recognized compensation costs, based on grant-date fair value, for new grants of share-based awards and the remaining portion of the fair value of the unvested awards at the adoption date. Share based compensation cost that has been included in net income amounted to $414,000 for the year ended December 31, 2006.

The following table sets forth the changes in net loss for the year ended December 31, 2005 had the Company determined compensation cost using the fair-value-based method to recognize compensation cost for stock options (in thousands):

		2005
Net loss, as reported	$	(342)
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards		(437)
Pro forma net loss	$	(779)

(3) Investment Securities

Investment securities at market values as of December 31, were as follows:

		2006	2005
Obligations of U.S. Government	$	495	498
Mutual fund investing primarily in debt securities		535	503
	$	1,030	1,001

(Continued)

(4) Deposits with Clearing Organization

Deposits with clearing organization consisted primarily of U.S. Treasury obligations at December 31, 2006 and 2005.

(5) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule at December 31, 2006 and 2005, respectively. This rule also requires that the Company maintain "net capital" of $250,000 or 6.67% of aggregate indebtedness at December 31, 2006 and 2005. In computing net capital, items not readily convertible into cash are excluded.

A computation of the Company's aggregate indebtedness and net capital under the uniform net capital rule as of December 31, 2006 and 2005 is as follows (in thousands):

		2006	2005
Aggregate indebtedness	$	2,454	1,884
Net capital – total member's equity		2,165	1,561
Debt items:			
Nonallowable assets:			
Receivable from clearing company		(413)	(341)
Prepaid expenses and other assets		(341)	(260)
Other deductions:			
Fidelity bond		(270)	(270)
Unsecured debits		(10)	—
Haircuts		(48)	(68)
Net capital		1,083	622
Minimum required net capital		250	250
Excess net capital	$	833	372
Ratio of aggregate indebtedness to net capital		227%	303%

There are no material differences between this computation and the computation filed by the Company on Securities and Exchange Commission Form X-17 A-5 (FOCUS filing) as of December 31, 2006 and 2005.

(6) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(Continued)

(7) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Investment Advisory & Trust Company (Trust), a wholly-owned subsidiary of Holdings, Trust pays certain expenses for the Company and the Company is allocated certain operating expenses, including occupancy, communications and data processing, advertising and employee benefits. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. In addition, as compensation for referring clients to Trust, the Company is allocated a portion of fees earned by Trust. Revenues from asset-based fees included $1,674,000 and $1,105,000 in 2006 and 2005, respectively, related to these revenue sharing arrangements. The Company had a payable to Trust in the amount of $352,000 and $124,000 at December 31, 2006 and December 31, 2005, respectively.

The Company has received in the past and may receive future capital contributions from Holdings to continue operations. Holdings has agreed to continue to support the operations of the Company, if required, for the foreseeable future.

(8) Noncash Compensation Plans

The Board of Directors of Holdings has approved the issuance of options to purchase its common stock, the issuance of shares of common stock, and subordinated debentures convertible into its common stock, to certain key employees of the Company. Holdings made loans to the employees to fund the purchase of the common stock and debentures. In addition, Holdings made loans to certain employees pursuant to promissory notes upon the employees joining the Company. Compensation expense relating to loan forgiveness allocated to the Company by Holdings was $1,734,000 and $1,619,000 in 2006 and 2005, respectively.

Holdings has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by Holdings was $244,000 and $155,000 in 2006 and 2005, respectively.

Options to purchase common stock of Holdings have a 10-year term and generally vest over a graded schedule of up to 5 years from the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions in the following table. The Company uses historical data to estimate the expected term of the option, such as option exercise and post-vesting departure behavior. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates its stock volatility by taking the average of the stock volatilities of a selected peer group of public asset management companies.

	2006	2005
Valuation assumptions:		
Expected dividend yield	0%	0%
Expected volatility	30%	30%
Expected term (years)	7.5	7.5
Risk-free interest rate	4.37–4.66%	3.94–4.39%

The weighted average grant date fair value of options granted during the years 2006 and 2005 was $26.71 and $18.00, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006 was $68,000. No options were exercised in 2005.

Stock option activity during the periods indicated is as follows:

	Number of options		Weighted average exercise price
Balance at January 1, 2005	110,624	$	39.22
Granted	11,092		42.28
Exercised	—		—
Forfeited	—		—
Expired	—		—
Balance at December 31, 2005	121,716		39.50
Granted	23,253		61.08
Exercised	(2,350)		(39.22)
Forfeited	(650)		(39.22)
Expired	—		—
Balance at December 31, 2006	141,969		43.04
Exercisable at December 31, 2006	75,932	$	39.22

The weighted average remaining contractual term of options outstanding and options currently exercisable are 7.2 and 6.5 years, respectively.

The total compensation cost for options recognized in 2006 was $414,000 and the total recognized tax benefit related to options was $68,000. At December 31, 2006 there was $1,031,000 of total unrecognized compensation cost related to non-vested option awards. That cost is expected to be recognized over a weighted average period of 2.9 years.

(9) Income Taxes

Income tax expense was $47,000 for the year ended December 31, 2006. The Company had no current or deferred income tax expense for the year ended December 31, 2005. The 2006 income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

		2006
Expected tax expense at 34% tax rate	$	81
Increase/(reduction) in income taxes resulting from:		
Incentive stock option expense		137
Disqualifying stock option dispositions		(23)
50% meals and entertainment disallowance		21
State income taxes, net of federal income tax benefit		29
Change in valuation allowance		(198)
Total tax expense	$	47

Income tax expense for the year ended December 31, 2006 consists of:

		Current	Deferred	Total
U.S. Federal	$	52	(13)	39
State and local		55	(47)	8
	$	107	(60)	47

Deferred tax assets are comprised of the following at December 31, 2006 and 2005 (in thousands):

		2006	2005
Deferred tax assets:			
Net operating loss carryforward	$	58	397
Deferred compensation		660	453
Other		5	10
Less valuation allowance		(624)	(822)
Net deferred tax assets		99	38
Deferred tax liability – prepaid expenses		(39)	(38)
Net deferred tax asset	$	60	—

(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences net of the existing valuation allowances at December 31, 2006.

As of December 31, 2006, the Company has state net operating loss (NOL) carryforwards for income tax purposes of $1,184,000 which will expire in 2023. Utilization of NOLs may be subject to annual limitations under various Internal Revenue Code sections and similar state provisions.



KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 28, 2007

END